SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Cel-Sci Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

150837409
(CUSIP Number)

Donna L. Lance
Koch Industries, Inc.
4111 East 37th Street North
Wichita, KS 67220
Tel. No.: (316) 828-4111
(Name, Address and Telephone Number of Person
Authorized to Recieve Notices and Communications)

Not Applicable
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Koch Investment Group Limited
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
_____________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]

_____________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              1,754,818 shares of Common Stock
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            n/a
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           1,754,818 shares of Common Stock
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                n/a
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,754,818 shares of Common Stock
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [ ]                                                                                                                          [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.219%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed with regard to the shares of common stock, par value $0.01 per share (the "Shares"), of Cel-Sci Corporation, a Delaware corporation (the "Company"), with principal executive offices at 8229 Boulevard, Suite 802, Vienna, Virginia 22182.

This Amendment No.1 to Schedule 13D is filed to report that the Reporting Person is not obligated to report share ownership under this form, but will commence reporting share ownership under Schedule 13G promulgated under the Securities Exchange Act of 1934, as amended.

Item 2.	Identity and Background.

Not Applicable.
Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.
Item 4.	Purpose of Transaction.

Not Applicable.
Item 5.	Interest in Securities of the Issuer

Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.
Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INVESTMENT GROUP LIMITED

By:	/s/ William Mohl
	By:	William Mohl
	Title:	Vice President